MOL Plc.
Finance

RECEIVED
2008 NOV 17 A 11:23

31 October, 2008

08005887

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
NOV 19 2008
THOMSON REUTERS

Enclosure

▶ MOL Plc.

INVESTOR NEWS

31 October 2008

Number of voting rights at MOL Plc

MOL Hungarian Oil and Gas Public Limited Company, meeting the rules set in Clause 54 (9) of Act No. CXX/2001 on capital markets hereby publishes the number of voting rights attached to its shares and the share capital.

Composition of share capital of the Company:

Share series	Par value (HUF/share)	Issued number	Total par value (HUF)
„A" series	1,000	104,518,484	104,518,484,000
„B" series	1,000	1	1,000
„C" series	1,001	578	578,578
Share capital	-	-	104,519,063,578

Number of voting rights attached to the shares:

Share series	Issued number	Number of treasury shares	Shares with voting rights	Voting right per share	Total voting rights
„A" series	104,518,484	7,325	104,511,159	1	104,511,159
„B" series	1	0	1	1	1
„C" series	578	578	0	1.001	0
Total	-	-	-	-	104,511,160

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 43 676 406 4228

▶ MOL Plc.

INVESTOR NEWS

4 November 2008

The Metropolitan Court repealed the HFSA's resolution

MOL Plc. hereby informs the capital market participants that the Metropolitan Court in its judgment of first instance as announced on 31 October 2008 repealed the Hungarian Financial Supervisory Authority's resolution No. III/PB-B-102/2007. on the breach of the insider trading rules of the Capital Market Act by MOL and ordered the Authority to initiate a new process.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 43 676 406 4228

END